Advent Claymore Convertible Securities and Income Fund
888 Seventh Avenue, 31st Floor,
New York, New York 10019

May 25, 2018

Alison White
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Advent Claymore Convertible Securities and Income Fund Registration Statement on Form N-14 (File Nos. 333-224258)

Dear Ms. White:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advent Claymore Convertible Securities and Income Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-14 (File No. 333-224258) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on May 29, 2018, or as soon as practical thereafter.

Sincerely,

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND

By:       /s/ Edward C. Delk
 Edward C. Delk
 Secretary